Exhibit 99.1

Aesthetic Medical International Holdings Group Ltd. Announces the Commencement of OTCQX Trading

Shenzhen, China, July 10, 2024 (GLOBE NEWSWIRE) — Aesthetic Medical International Holdings Group Limited (OTCQX: PAIYY) (the “Company” or “AIH”), a leading provider of aesthetic medical services in China, is pleased to announce that its American Depositary Shares (the “ADSs”) are now trading on the OTCQX Best Market under the ticker symbol “PAIYY.” U.S. investors can find current financial disclosure and Real-Time Level 2 quotes for the Company on www.otcmarkets.com.

The OTCQX Best Market is OTC Markets Group’s premier market for established, investor-focused U.S. and international companies. To be eligible, companies must meet high financial standards, follow best practice corporate governance, demonstrate compliance with U.S. securities laws, and be current in their disclosure.

Mr. ZHANG Chen, Chairman of the Company, commented, “I am delighted to announce our transition from the OTC Pink market to the esteemed OTCQX platform. Moving to OTCQX streamlines the investment process and provides a more efficient trading environment. I am confident that our presence on OTCQX will expand our investor base and bolster confidence in AIH’s future prospects. Together, we are poised to achieve continued growth and deliver value to our shareholders.”

About Aesthetic Medical International Holdings Group Limited

AIH, known as “Peng’ai” in China, is a leading provider of aesthetic medical services in China. AIH operates through treatment centers that are spread across major cities in mainland China, with a major focus on the Guangdong-Hong Kong-Macau Greater Bay area and the Yangtze River Delta area. Leveraging over 20 years of clinical experience, AIH provides one-stop aesthetic service offerings, including surgical aesthetic treatments, non-surgical aesthetic treatments, general medical services, and other aesthetic services. For more information regarding the Company, please visit https://ir.aihgroup.net/.

Cautionary Statements

This press release contains “forward-looking statements.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “aims”, “future”, “intends”, “plans”, “believes”, “estimates”, “likely to” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. These risks and uncertainties and others that relate to the Company’s business and financial condition are detailed from time to time in the Company’s SEC filings, and could cause the actual results to differ materially from those contained in any forward-looking statement. These forward-looking statements are made only as of the date indicated, and the Company undertakes no obligation to update or revise the information contained in any forward-looking statements, except as required under applicable law.

Investor Relations Contacts

For investor and media inquiries, please contact:

Aesthetic Medical International Holdings Group Limited

Email: ir@pengai.com.cn

Website: https://ir.aihgroup.net